UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

OUTFRONT Media Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

69007J106

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69007J106

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,327,058
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,327,058
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,327,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 69007J106

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,327,058 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,327,058 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,327,058 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the shares of common stock, $0.01 par value per share (“Common Stock”) of OUTFRONT Media Inc., a Maryland corporation (the “Issuer”), owned by Verde Investments, Inc. (“Verde”) is also attributable to Mr. Garcia as the sole shareholder and director of Verde and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

CUSIP No. 69007J106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,300,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,300,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Issuer’s Common Stock. The address of the principal executive offices of the Issuer is 405 Lexington Avenue, 17th Floor, New York, NY 10174.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed jointly Verde, Mr. Garcia and Mr. Moreno (together, the “Reporting Persons,” and each, a “Reporting Person”). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Act, is attached hereto as Exhibit 99.1.

Mr. Garcia directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Verde. Verde’s business is to invest in real estate and other commercial investments, including investments in securities of the Issuer.

Set forth on Annex A attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers, managers and/or directors of Verde. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The address of the principal business office of Verde and Mr. Garcia is 100 Crescent Court, Suite 1100, Dallas, Texas 75201.

The address of the principal business office of Mr. Moreno is 4455 E. Camelback Road, Suite C140, Phoenix, Arizona 85018.

(c)	The principal business of Verde is to invest in real estate and other commercial investments, including investments in securities of the Issuer.

Mr. Garcia’s principal occupation is President and Chief Executive Officer of Verde.

Mr. Moreno’s principal occupation is Chief Executive Officer of Moreno Companies, LLC.

(d)

During the last five years, none of the Reporting Persons, nor any person listed on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor any person listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Item 6 of the cover pages if hereby incorporated by reference. The citizenship of the persons listed on Annex A is set forth therein.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 hereof are incorporated herein by reference.

The securities of the Issuer purchased by Verde were purchased with working capital in open market purchases. The securities of the Issuer purchased by Mr. Moreno were purchased with personal funds in (i) open market purchases or (ii) from his affiliated entities.

•	The aggregate purchase price of the 7,327,058 shares of Common Stock owned directly by Verde is approximately $86,106,081, including brokerage commissions.

•	The aggregate purchase price of the 1,300,000 shares owned directly by Mr. Moreno is approximately $16,881,074, including brokerage commissions.

Item 4. Purpose of Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their shares of Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons intend to engage in discussions with senior management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons may engage in discussions with senior management, the board of directors of the Issuer, stockholders or other security holders of the Issuer and other relevant parties regarding maximizing shareholder value, including any extraordinary corporate transaction (including, but not limited to, a merger, recapitalization, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 165,042,718 shares of Common Stock issued and outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2023.

(b)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)	The transactions in the shares of Common Stock on behalf of each of Verde and Mr. Moreno during the past sixty days are set forth in Annex B and are incorporated herein by reference.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 24, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement between Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: October 24, 2023

VERDE INVESTMENTS, INC.

By:	/s/ Ernest C. Garcia II
Name: Ernest C. Garcia II
Title: President and Chief Executive Officer

ERNEST C. GARCIA II

By:	/s/ Ernest C. Garcia II
Name: Ernest C. Garcia II

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name: Arturo R. Moreno